Stardust Power Inc.
15 E. Putnam Ave, Suite 378
Greenwich, CT 06830

July 11, 2025

VIA EDGAR

Attention:	Andi Carpenter
Ernest Greene

Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Stardust Power Inc.
Form 10-K for The Fiscal Year Ended December 31, 2024
Filed March 27, 2025
Form No. 001-39875

Ladies and Gentlemen:

This letter sets forth the response of Stardust Power Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 9, 2025, with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2024 (the “Form 10-K”). Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 1 to the Form 10-K (the “Revised Form 10-K”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Form 10-K. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Form 10-K For The Fiscal Year Ended December 31, 2024

Item 9A. Controls and Procedures, page 88

1.	Please revise the following in an amendment to your Form 10-K:

●	Pursuant to Item 307 of Regulation S-K, please clearly disclose the conclusions of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report; and

●	Pursuant to Item 308(a)(3) of Regulation S-K, please clearly disclose management’s assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included the required disclosure in the Revised Form 10-K.

Please contact Julian Seiguer of Kirkland & Ellis LLP at (713) 836-3334 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

STARDUST POWER INC.

/s/ Roshan Pujari
Name:	Roshan Pujari
Title:	Chief Executive Officer

Enclosures

cc:	Julian J. Seiguer, P.C., Kirkland & Ellis LLP
Billy Vranish, Kirkland & Ellis LLP

2